[redacted]

13014669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 East PARK Drive, Suite 300
(No. and Street)

Palm Beach Gardens (City) FL (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Johnston 561-472-7468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street Suite 1000 (Address) Kansas City (City) MO (State) 64106 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Equities Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Nancy L. Shepherd
Commission # DD886879
Expires: JULY 23, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

[signature]
Signature

Treasurer
Title

Nancy L. Shepherd
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Legend Equities Corporation:

We have audited the accompanying financial statements of Legend Equities Corporation (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., which comprise the balance sheet as of December 31, 2012, and the related statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Legend Equities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Kansas City, Missouri
February 27, 2013

LEGEND EQUITIES CORPORATION
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Balance Sheet

December 31, 2012

Assets

Assets:		
Cash and cash equivalents	$	2,810,322
Accounts receivable		2,921,525
Receivable from affiliates		2,789
Prepaid expenses and other current assets		410,076
Income taxes receivable		283,478
Total current assets		6,428,190
Deferred income taxes		513,006
Deposits		148,370
Other assets		13,847
Total assets	$	7,103,413

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	2,809,933
Accounts payable and accrued expenses		319,925
Payable to affiliates		369,961
Deferred income taxes		48,396
Total current liabilities		3,548,215
Accrued pension and postretirement costs		453,104
Total liabilities		4,001,319
Contingencies		
Stockholder's equity:		
Common stock, no par. Authorized 1,500 shares; issued and outstanding 100 shares		—
Additional paid-in capital		2,762,963
Retained earnings		729,966
Accumulated other comprehensive loss		(390,835)
Total stockholder's equity		3,102,094
Total liabilities and stockholder's equity	$	7,103,413

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Statement of Operations

Year ended December 31, 2012

Revenues:		
Distribution fees	$	34,982,624
Marketing and other fees		761,898
Total revenues		35,744,522
Expenses:		
Commission expense		28,291,701
Selling expense		570,297
General and administrative		7,293,490
Total expenses		36,155,488
Operating loss		(410,966)
Investment and other income		25
Loss before income tax benefit		(410,941)
Income tax benefit		(110,093)
Net loss	$	(300,848)

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Statement of Comprehensive Loss

Year ended December 31, 2012

Net loss	$	(300,848)
Other comprehensive income:		
Pension and postretirement benefits, net of income taxes of $68,286		97,818
Comprehensive loss	$	(203,030)

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

		Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholder's equity
Balance at December 31, 2011	$	—	2,716,370	1,480,814	(488,653)	3,708,531
Net loss		—	—	(300,848)	—	(300,848)
Excess tax benefits from share-based payment arrangements		—	46,593	—	—	46,593
Dividends paid to parent		—	—	(450,000)	—	(450,000)
Capital contribution from parent		—	—	—	—	—
Pension and postretirement benefits		—	—	—	97,818	97,818
Balance at December 31, 2012	$	—	2,762,963	729,966	(390,835)	3,102,094

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(300,848)
Adjustments to reconcile net loss to net cash used in operating activities:		
Excess tax benefits from share-based payment arrangements		(46,593)
Changes in assets and liabilities:		
Accounts receivable		(401,972)
Receivable from affiliates		335,388
Prepaid expenses and other current assets		(104,880)
Deferred income taxes		(64,607)
Income tax receivable		69,989
Deposits and other assets		1,712
Commissions payable		692,153
Payable to affiliates		(300,015)
Accounts payable and accrued expenses		52,866
Accrued pension and postretirement costs		(40,770)
Net cash used in operating activities		(107,577)
Cash flows from financing activities:		
Excess tax benefits from share-based payment arrangements		46,593
Dividends paid to parent		(450,000)
Net cash used in financing activities		(403,407)
Net decrease in cash and cash equivalents		(510,984)
Cash and cash equivalents at beginning of year		3,321,306
Cash and cash equivalents at end of year	$	2,810,322
Supplemental disclosure:		
Cash received during the year for income taxes	$	119,126

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) *Organization*

Legend Equities Corporation (the Company, we, our, and us) is a wholly owned subsidiary of Legend Group Holdings, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). In addition, the Company is also a licensed insurance agency. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company. On October 29, 2012, WDR signed a definitive agreement to sell the Parent and its subsidiaries, including the Company. The sale closed effective January 1, 2013.

The Company sells mutual funds, variable annuity products, stocks, and insurance products. The Company also enters into securities and insurance transactions in its capacity as an agent for customers. The Company's major sources of revenues consist of commissions earned on new sales of mutual fund products and Rule 12b-1 distribution fees on existing eligible assets. Other sources of revenue include fees for marketing, meeting support, networking fees, and insurance commissions. The Company's clients are located throughout the United States of America.

(b) *Basis of Presentation*

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated subsequent events through February 27, 2013. The date that these financial statements were issued and determined there are no other items to disclose.

(c) *Use of Estimates*

GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, income taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents.

(Continued)

(e) Disclosures about Fair Value of Financial Instruments

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value.

(f) Revenue Recognition

Rule 12b-1 distribution fees and related expense (and the related receivables and payables) resulting from securities transactions are recorded in the period the revenue is earned. Marketing, meeting support, and networking fees are also recorded in the period they are earned.

(g) Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pretax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by Accounting Standards Codification (ASC), *Income Taxes Topic,* ASC 740. Deferred tax assets and deferred tax liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding increase to income taxes receivable. The excess tax benefits from share-based payments were $46,593 for 2012.

(2) Income Taxes

The provision for income taxes for the year ended December 31, 2012 consists of the following:

Current:		
Federal	$	(82,876)
State and local		37,389
		(45,487)
Deferred taxes		(64,606)
Provision for income tax benefit	$	(110,093)

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	35.00%
State income tax benefits, net of federal taxes	2.51
Nondeductible expenses for income tax purposes	(10.82)
Other items	0.10
	26.79%

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2012 is as follows:

Deferred tax liabilities:		
Prepaid expenses	$	(148,536)
Pension plan benefits		(139,791)
Federal liability on unrecognized state benefits		(3,881)
Other		(9,921)
Total gross deferred liabilities		(302,129)
Deferred tax assets:		
Nonvested stock		308,228
Accrued expenses		109,704
Postretirement plan benefits		44,629
Additional pension and postretirement liability		272,834
Other		31,344
Total gross deferred assets		766,739
Net deferred tax assets	$	464,610

A valuation allowance for deferred tax assets was not necessary at December 31, 2012. It is more likely than not that future operations will generate sufficient taxable income to realize deferred tax asset.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions, and the allocation of income among tax jurisdictions. The 2009 through 2011 federal income tax returns are open tax years that remain subject to potential future audit. The 2006 and 2007 federal tax years also remain open to a limited extent due to capital loss carryback claims. State income tax returns for all years after 2008 and, in certain states, income tax returns prior to 2008, are subject to potential future audit by the tax authorities in the Company's major state tax jurisdictions.

(Continued)

(3) Pension Plan and Postretirement Benefits Other than Pension

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan and such costs for 2012 were $206,606, which is included in general and administrative on the statement of operations.

The total projected benefit obligation of the Plan is $184,165,147, of which $1,660,471 relates to the Company. The total pension benefits liability (representing the projected benefit obligations in excess of pension plan assets) recorded on the balance sheet of WDR at December 31, 2012 was $50,254,493, of which $453,104 is included in accrued pension and postretirement costs on the Company's balance sheet.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $8,791,613 are recorded on the balance sheet of WDR at December 31, 2012, none of which relates to the Company.

(4) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2012 were $99,385, which is included in general and administrative on the statement of operations.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $782,188, which was $514,129 in excess of its required net capital of $268,059. The Company's ratio of aggregate indebtedness to net capital was 5.14 to 1 at December 31, 2012. The difference between net capital and stockholder's equity is nonallowable assets, which are excluded from net capital. See Schedule I for additional information regarding net capital.

(6) Rule 15c3-3 Exemption

The Company is not required to file a schedule pursuant to Rule 15c3-3, as they are exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii), as all broker/dealer transactions are cleared on a fully disclosed basis with a clearing broker or dealer. In addition, the Company promptly transmits all funds and delivers securities received in connection with the Company's activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(7) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price, and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under the WDR's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. The Company pays the expense related to these awards. For the year ended December 31, 2012, the Company recorded share-based compensation expense totaling $594,858, which is included in general and administrative in the statement of operations.

(8) Transactions with Related Parties

Affiliated companies include Advisory Services Corporation (ASC), WDR, and Legend Advisory Corporation (LAC). ASC pays expenses, which include home office overhead expenses, salaries, benefits, and federal and state income taxes for all subsidiaries of the Parent, including the Company. The Company then reimburses ASC for expenses paid on the Company's behalf. The current amount due to affiliates at December 31, 2012 includes current operating expenses in the amount of $369,961. The current amount due from affiliates at December 31, 2012 in the amount of $2,789 includes noninterest-bearing advances for current operating expenses and an intercompany tax payment associated with the intercompany tax sharing agreement with WDR.

Costs are incurred by several entities in the WDR affiliated group that benefit the Company. These costs are allocated to the Company and other members and consist of legal, internal audit, finance and accounting, human resources, IT support and other shared costs. The Company incurred administrative expenses allocated by WDR of $174,974 in 2012. The Company received commission and Rule 12b-1 distribution fee revenue from WDR of $3,173,410 in 2012.

(9) Rental Expense and Lease Commitments

The Company leases home office buildings and certain sales and other office space under long-term operating leases. Rent expense for the year ended December 31, 2012 was $634,715. Future minimum rental commitments under noncancelable operating leases for the years ending December 31 are as follows:

2013	$	393,320
2014		317,902
2015		128,019
	$	839,241

New leases are expected to be executed as existing leases expire.

(10) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2012, four firms, one of which is an affiliate, were responsible for approximately 64% of the Company's mutual fund sales.

Of the Company's total revenue, 23% is earned from transactions with Franklin Templeton, 14% is earned from transactions with Oppenheimer Funds, 14% is earned from transactions with Waddell & Reed Funds, and 13% is earned from transactions with American Funds. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse effect on the Company's revenues.

(11) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition, and on the results of operations in a particular year.

Schedule 1

LEGEND EQUITIES CORPORATION

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

Computation of net capital:		
Total stockholder's equity from balance sheet	$	3,102,094
Nonallowable assets		(2,319,906)
Net capital	$	782,188
Computation of aggregate indebtedness:		
Total liabilities from balance sheet	$	4,020,888
Aggregate indebtedness	$	4,020,888
Computation of basic net capital requirement:		
Minimum net capital	$	268,059
Excess net capital		514,129
Ratio aggregate indebtedness to net capital		5.14

Note: There are no material differences between the preceding compulation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2012 (amended on February 6, 2013). The Company's amended Form X-17A-5 excludes $502,691 of nonallowable assets, which were included on the Company's original Form X-17A-5.

See accompanying report of independent registered public accounting firm.

Schedule 2

LEGEND EQUITIES CORPORATION

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Reconciliation of Total Assets Included in the December 31, 2012
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2012 Focus Report

Total assets per the December 31, 2012 audited financial statements	$	7,103,413
Reclassifications and adjustments		19,570
Total assets per the 2012 Focus Report	$	7,122,983

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Legend Equities Corporation:

In planning and performing our audit of the financial statements of Legend Equities Corporation (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

2012 DEC 26 PM 2:25

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045286 FINRA DEC
LEGEND EQUITIES CORPORATION 15*15
4600 E PARK DR STE 300
PALM BEACH GARDENS FL 33410-4259

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JIM JOHNSTON (561) 472-746

SEC Mail Processing Section
MAR - 1 2013
Washington DC 402

2. A. General Assessment (item 2e from page 2) $ 292.04

B. Less payment made with SIPC-6 filed (exclude interest) (110.23)

07-20-12
Date Paid

C. Less prior overpayment applied (67.40)

D. Assessment balance due or (overpayment) 114.41

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 114.41

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 114.41

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LEGEND EQUITIES CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of JANUARY, 20 13.

TREASURER / FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 35,744,548
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	35,744,548
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	34,841,243
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	31,501
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached (Deductions in excess of $100,000 require documentation)	754,988
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	
Total deductions	35,627,732
2d. SIPC Net Operating Revenues	$ 116,816
2e. General Assessment @ .0025	$ 292.04 (to page 1, line 2.A.)

LEGEND EQUITIES CORPORATION
Other Revenue - Item 2C8
For Twelve Months Ending December 31, 2012

		DECEMBER 2012 YTD Item 2C8
Networking Fees	40590	3,610
Marketing Fees	40595	751,353
Interest Income	48130	25
		$ 754,988

CASH ONLY IF ALL CheckLock™ SECURITY FEATURES LISTED ON BACK INDICATE NO TAMPERING OR COPYING

ADVISORY SERVICES CORPORATION
4600 EAST PARK DRIVE, SUITE 300
PALM BEACH GARDENS, FL 33410

BANK OF AMERICA, NA
63-004/630

15189

01/30/2013

PAY TO THE ORDER OF SIPC $ **114.41

One hundred fourteen and 41/100** DOLLARS

▲ TAMPER RESISTANT TONER AREA ▲

SIPC
PO Box 92185
Washington, DC 20090-2185

MEMO

⑈015189⑈ ⑆063000047⑆ 005561913408⑈

© 2011 INTUIT INC. # 1785 1-800-433-8810

Intuit® CheckLock™ Secure Check — Details on Back

Advisory Services Corporation 01/30/2013 SIPC 15189

Date	Type	Reference	Original Amount	Balance Due	Payment
01/29/2013	Bill	012913	114.41	114.41	114.41
		Check Amount			114.41

0130 Operating 5561! 114.41

Advisory Services Corporation 01/30/2013 SIPC 15189

Date	Type	Reference	Original Amount	Balance Due	Payment
01/29/2013	Bill	012913	114.41	114.41	114.41
		Check Amount			114.41

PAYMENT RECORD

0130 Operating 5561! 114.41

Immediate Need Date ____________ Immediate Approval ____________

CHECK REQUEST

DATE: Jan. 31, 2013 AMOUNT: $ 114.41

PAYABLE TO: SIPC

ADDRESS: PO BOX 92185
WASHINGTON DC 20090-2185

DESCRIPTION: SIPC-7 2012 Assessment Due

Specific Company:

- [✓] LEGEND EQUITIES CORP
- [ ] ADVISORY SERVICES CORP
- [ ] LEGEND ADVISORY CORP

Reviewed By: [signature] Approved By: [signature]

OK To Mail Check: YES [ ] NO [✓] Return Check To: [signature]

Special Handling: ____________

(For Accounting Use Only)

Account	Amount	Description	Class
4134			

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

SECURITIES INVESTOR
PROTECTION CORP
P.O. BOX 92185
WASHINGTON, DC
20090-2185

COMPLETE THIS SECTION ON DELIVERY

A. Signature

X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*)

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number
(*Transfer from se*

7004 2510 0001 7524 0509

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

Certified Mail P
- A mailing receipt
- A unique identifie
- A record of delive

Important Remind
- Certified Mail ma
- Certified Mail is n
- NO INSURANC valuables, please
- For an additional delivery. To obtain Receipt (PS Form fee. Endorse mail a duplicate return required.
- For an addition addressee's auth endorsement "Re
- If a postmark on t cle at the post o receipt is not nee

IMPORTANT: Save Internet access to addressed to APO:

PLACE STAMP HERE

RP

7004 2510 0001 7524 0509

7004 2510 0001 7524 0509

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here: PALM BEACH GARDENS FEB 1 2013 USPS 33410

Sent To: SIPC

Street, Apt. No.; or PO Box No.: P.O. Box 92185

City, State, ZIP+4: WA DC 20090-2185

PS Form 3800, June 2002 — See Reverse for Instructions